BIT DIGITAL, INC.
31 Hudson Yards, 11th Floor
New York, NY 10001

June 17, 2025

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Sonia Bednarowski

Re:	Bit Digital, Inc. Amendment No. 1 to Form S-3 Registration Statement File No. 333-286841

Dear Ms. Bednarowski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bit Digital, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00 p.m. (EST) on June 20, 2025, or as soon thereafter as possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

●	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BIT DIGITAL, INC.

/s/ Sam Tabar
By:	Sam Tabar, Chief Executive Officer